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                            February 22, 2024

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Limited
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed on February
6, 2024
                                                            File No. 333-276879

       Dear Mohanraj Ramasamy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

       Registration Statement on Form F-1 filed on February 6, 2024

       General

   1. We note your response to prior comment two and reissue our comment. In that regard, we note several references
to "this proxy statement" and "Projections included in this proxy statement." We also
note that you have not revised your disclosure to reflect the closing of the business
combination and redemptions. For example, your risk factor on page 27 states "to the extent
that there are significant redemptions by MOBV stockholders, there will be less capital
available to SVH as a result of the Business Combination"
                                                        which suggests that the
redemptions have not yet occurred. Please update your
                                                        disclosures
accordingly.
 Mohanraj Ramasamy
SRIVARU Holding Limited
February 22, 2024
Page 2


Beneficial Ownership of Securities, page 90

2. We note your response to our prior comment 3 and reissue. Please update your beneficial ownership information on page 90. Specifically, we note references to beneficial ownership of officers of MOBV and references to officers of SVH "following the consummation of the business combination". Given that this business combination has already occurred, please revise to reflect the beneficial ownership of the current directors and executive officers of Srivaru Holding Limited as well as its 5% or greater beneficial owners. Refer to Item 7(A) of Form 20-F.
       Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



                                                            Sincerely,
FirstName LastNameMohanraj Ramasamy
                                                            Division of
Corporation Finance
Comapany NameSRIVARU Holding Limited
                                                            Office of
Manufacturing
February 22, 2024 Page 2
cc:       Rajiv Khanna
FirstName LastName